SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release August 31, 2006 at 12:00

UPM’s sale of Puukeskus concluded

UPM’s sale of Puukeskus Oy to the private equity investor Triton and Puukeskus’s management was completed today and the business has been transferred to the new owner. The deal was published on June 22, 2006.

UPM will book from the sale a capital gain of around EUR 90 million for the third quarter of 2006. The final figure will be determined from the financial statements to be prepared as per August 31, 2006.

Puukeskus is the leading building materials merchant chain for wood-based products in Finland. It has 650 employees and in 2005 had sales of EUR 394 million.

For further information please contact:

Mr Harald Finne, President, Wood Products Division, tel. +358 40 519 1951

Mr Olavi Kauppila, Senior Vice President, Investor Relations, tel. +358 204 15 0658

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations